CUSIP NO.     988789103
              ---------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               Z-Seven Fund, Inc.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    988789103
                                    ---------
                                 (CUSIP Number)

Andrew Pegge                          Richard W. Cohen
Laxey Partners Limited                Lowey Dannenberg Bemporad & Selinger, P.C.
Summerhill                            The Gateway - 11th Floor
The Old Chapel                        One North Lexington Ave.
Onchan                                White Plains, NY 10601
Isle of Man IM3 1NA                   (914) 997-0500
011 44 1624 690900

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 October 26, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |X|  Rule 13d-1(b)
     |_|  Rule 13d-1(c)
     |_|  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.   988789103
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                                  SCHEDULE 13G


1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
            LAXEY PARTNERS LIMITED
            NO I.R.S. IDENTIFICATION NO.

2     Check the Appropriate Box If a Member of a Group (See Instructions)
                                   a. [ ]
                                   b. [X]

3     SEC Use Only


4.    Citizenship or Place of Organization
            ISLE OF MAN

Number of             5.     Sole Voting Power:  0
Shares
Beneficially          6.     Shared Voting Power: 243,746
Owned By
Each                  7.     Sole Dispositive Power: 0
Reporting
Person With           8.     Shared Dispositive Power: 243,746

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      243,746

10. Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /___/

11.   Percent of Class Represented by Amount in Row (9)

      13.18%

12.   Type of Reporting Person (See Instructions)

      IA*

*Not registered under the Investment Company Act of 1940.


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CUSIP NO.   988789103
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ITEM  1(A). NAME OF ISSUER:

     Z-Seven Fund, Inc.

ITEM  1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     1819 S. Dobson Road
     Suite 109
     MESA, AZ 85202-5656

ITEM  2(A). NAME OF PERSON FILING:

     This statement is being filed by Laxey Partners Limited, an Isle of Man company ("Laxey") and an investment adviser registered under 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b_3), with respect to the shares of the common stock of Z-Seven Fund, Inc. owned directly by: (i) The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"), (ii) Laxey Investors Limited, a British Virgin Islands company ("LIL"), (iii) LP Value Limited, a British Virgin Islands company ("LPV"), (iv) Laxey Investors L.P., a Delaware limited partnership ("LILP"), (v) Laxey Universal Value, LP, a Delaware limited partnership ("LUV"), and (vi) various third party discretionary accounts for the benefit of various unaffiliated third parties (the "discretionary accounts"). Laxey serves as the investment manager of Catalyst, LIL, LPV, LILP, LUV, and the
discretionary accounts.   Catalyst, LIL, LPV, LILP and LUV are not registered
under the Investment Company Act of 1940.

ITEM  2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The Old Chapel
     Summerhill
     Onchan
     Isle of Man IM3 1NA
     011 44 1624 690900

ITEM  2(C). CITIZENSHIP OR PLACE OF ORGANIZATION:

     Isle of Man

ITEM  2(D). TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $.001 per share

ITEM  2(E). CUSIP NUMBER:

     988789103


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CUSIP NO.   988789103
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ITEM  3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)   |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c).

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Act(15 U.S.C. 78c).

     (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)   |X| An investment adviser in accordance with Rule13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

     (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM  4. OWNERSHIP.

           (a)   Amount beneficially owned: 243,746*

           (b)   Percent of class: 13.18%

           (c)   Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote: 0

                 (ii)  Shared power to vote or to direct the vote: 243,746*


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CUSIP NO.   988789103
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                 (iii) Sole power to dispose or to direct the disposition of: 0

                 (iv)  Shared power to dispose or to direct the disposition of:
                       243,746*

     * Laxey, as the investment manager of Catalyst, LIL, LPV, LILP, LUV, and the discretionary accounts, has the power to vote and dispose of the shares of Z-Seven Fund, Inc. owned directly by Catalyst, LIL, LPV, LILP, LUV, and the discretionary accounts. Each of Catalyst, LIL, LPV, LILP, LUV, and the discretionary accounts owns less than 5% of the issued and outstanding shares of Z-Seven Fund, Inc. as follows: (i) Catalyst owns 54,550 shares, representing 2.95% of the issued and outstanding shares of Z-Seven Fund, Inc., (ii) LIL owns 21,200 shares, representing 1.15% of the issued and outstanding shares of Z-Seven Fund, Inc., (iii) LPV owns 50,450 shares, representing 2.73% of the issued and outstanding shares of Z-Seven Fund, Inc., (iv) LILP owns 19,000 shares, representing 1.03% of the issued and outstanding shares of Z-Seven Fund, Inc., (v) LUV owns 11,825 shares, representing .64% of the issued and outstanding shares of Z-Seven Fund, Inc., and (vi) the discretionary accounts collectively own 86,721 shares, representing 4.69% of the issued and outstanding
shares of Z-Seven Fund, Inc.   The Z-Seven Fund, Inc. shares owned directly by
Catalyst, LIL, LPV, LILP, LUV, and the discretionary accounts were acquired in the ordinary course of business and not with the purpose nor the effect of changing or influencing the control of the issuer, and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

ITEM  5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM  6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM  8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM  9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


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CUSIP NO.   988789103
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ITEM  10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 1, 2006


                              LAXEY PARTNERS LIMITED


                              By:   /s/ Andrew Pegge
                                    ------------------------
                                    Name:  Andrew Pegge
                                    Title: Director